Exhibit 4.4(a)

NOTICE OF ASSUMPTION OF CERTAIN OBLIGATIONS

OF

RIVER BANK

BY

PEOPLE’S UNITED BANK

This Notice of Assumption is being provided to you pursuant to the provisions of Section 5.2.1 of the Subordinated Note Purchase Agreement (the “Agreement”) dated as of October 20, 2009 by and among River Bank and Commerce Bank & Trust Company. Capitalized terms used in this Notice of Assumption but which are not specifically defined herein shall have the meanings assigned to such terms in the Agreement.

Background. River Bank and its parent, LSB Corporation, are parties to an Agreement and Plan of Merger dated July 15, 2010 (the “Merger Agreement”) with People’s United Financial, Inc. (“People’s United”), People’s United Bank, and Bridgeport Merger Corporation, a wholly-owned subsidiary of People’s United. Among other things, the Merger Agreement provides for the merger of River Bank with and into People’s United Bank, with People’s United Bank as the surviving entity (the “Bank Merger”).

Assumption of Obligations. Subject to consummation of the Bank Merger, the undersigned, People’s United Bank, hereby assumes the due and punctual payment of the principal of and premium, if any, and interest on the Subordinated Note, and the due and punctual performance and observation of all of the covenants in the Subordinated Note and the Agreement to be performed or observed by River Bank. Until such time as the Bank Merger becomes effective (the “Effective Time”), People’s United Bank assumes no obligations of any kind under the Subordinated Note or the Agreement, and River Bank will remain responsible for all of its obligations under the Subordinated Note and the Agreement until the Effective Time.

Representations. The undersigned hereby represents that (1) it is a solvent FDIC insured depository institution organized and existing under the laws of the United States of America, and (2) immediately after giving effect to the Merger and treating any Indebtedness that becomes an obligation of Borrower or any of its Subsidiaries as a result of the Merger as having been incurred by Borrower or such Subsidiary at the time of the Merger, to the best of the undersigned’s knowledge no Event of Default or Unmatured Event of Default would exist.

Availability of Financial and Other Information. Copies of Thrift Financial Reports (TFRs) filed periodically by People’s United Bank are available through the Federal Financial Institutions Examination Council’s website (www.ffiec.gov). Copies of Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q (in each case including required financial information) filed periodically by People’s United with the Securities and Exchange Commission (SEC) are available through the SEC’s website (www.sec.gov), as are Current Reports on Form 8-K and other information such as registration statements and proxy statements filed from time to time by People’s United with the SEC.

Opinion of Counsel. This Notice of Assumption is accompanied by an opinion of counsel from Robert E. Trautmann, General Counsel for People’s United Bank, as contemplated by Section 5.2.1(a)(ii) of the Agreement.

Notices. From and after the Effective Time, all notices intended to be given to Borrower under the Subordinated Note or the Agreement shall be addressed to:

People’s United Bank

850 Main Street

Bridgeport, Connecticut 06604

Attn: Chief Financial Officer

The address set forth above shall be in lieu of Borrower’s address as set forth in the Agreement.

Dated this 30 day of November, 2010.

People’s United Bank

By: